                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because of Rule  13d-1(e),  13d-1(f) or  13d-1(g), check the following box /X/.

                  NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 37 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 2 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
----------------------- --------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 3 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 4 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 5 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JWL ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 6 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,018,400
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,018,400
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 7 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 8 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JOHN P. MURRAY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 9 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK A. FORMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 10 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK J. MORRISON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 11 of 37 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      CLINTON J. COLEMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 12 of 37 Pages
---------------------                                     ----------------------

          The following  constitutes  Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended and restated to read as follows:

     Item 2.   Identity and Background.

     (a) - (c) This Statement is jointly filed by NP, NCM, NCG, JWL  Acquisition
Corp. ("JWL"), Mark E. Schwarz, Steven J. Pully, John P. Murray, Mark A. Forman,
Mark J. Morrison and Clinton J. Coleman (collectively, the "Reporting Persons").
Because  Mark E.  Schwarz is the  managing  member of NCG,  which is the general partner of NCM (with Mark Schwarz,  NCG and NCM,  hereinafter referred to as the
"Controlling  Persons"),  which  in  turn  is the  general  partner  of NP,  the
Controlling  Persons  may be deemed,  pursuant  to Rule 13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common  Stock  held by NP.  The  Reporting  Persons  are  filing  this
Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act.

     The  principal  occupation  of Mark E.  Schwarz is serving as the  managing member of NCG. The principal business of NCG is acting as the general partner of
NCM. The principal  business of NCM is acting as the general  partner of NP. The principal business of NP is investing in securities.

     JWL is a  wholly-owned  subsidiary of NP. The principal  business of JWL is serving as an acquisition  vehicle for the purpose of consummating the Newcastle
Tender Offer (as defined in Item 4). Mr. Schwarz is Chairman of the Board of JWL
and its sole director and Mr. Murray is JWL's President and Secretary.

     The principal  occupation of Steven J. Pully is serving as the President of
NCM.

     The  principal  occupation  of John  P.  Murray  is  serving  as the  Chief
Financial Officer of NCM.

     The principal  occupation of Mark A. Forman is serving as a Vice  President of NCM.

     The principal  occupation of Mark J. Morrison is serving as Executive  Vice
President and Chief Financial Officer of Hallmark  Financial  Services,  Inc., a
property and casualty insurance holding company.

     The  principal  occupation  of  Clinton  J.  Coleman  is  serving as a Vice
President of NCM.

     The principal business address for each of the Reporting Persons other than
Mr.  Morrison is 300  Crescent  Court,  Suite 1110,  Dallas,  Texas  75201.  The
principal business address for Mr. Morrison is 777 Main Street,  Suite 100, Fort
Worth, Texas 76102.

     (d) During the last five  years,  none of the  Reporting  Persons  has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 13 of 37 Pages
---------------------                                     ----------------------

     (e) During the last five years,  none of the  Reporting  Persons has been a party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) NP, NCM and NCG are organized under the laws of the State of Texas. JWL is  incorporated  in the State of  Delaware.  Messrs.  Schwarz,  Pully,  Murray,
Forman, Morrison and Coleman are citizens of the United States of America.

     Item 4 is hereby amended to add the following:

     As previously reported in this Schedule 13D, on November 29, 2005, NP filed a preliminary  proxy  statement with the  Securities and Exchange  Commission in connection with the  solicitation of proxies by NP in opposition to the Issuer's proposals  relating to a pending  financing  transaction  between the Issuer and investment  funds  managed by Prentice  Capital  Management,  L.P.  and Holtzman
Opportunity  Fund,  L.P. (the "Prentice  Financing") to be voted on at a special meeting of stockholders of the Issuer,  and at any adjournments or postponements thereof (the "Special  Meeting").  The Issuer announced on December 9, 2005 that it has scheduled the Special Meeting to be held on January 19, 2006. In addition to NP soliciting proxies from the stockholders  against each of the proposals of the Issuer in  connection  with the  Prentice  Financing,  NP has  nominated  an alternative  slate of its own director nominees to be elected as one (1) Class I director,  three (3) Class II directors and two (2) Class III directors  instead of the Issuer's slate of director nominees.  Accordingly,  on December 13, 2005,
NP delivered a letter to the Issuer nominating Mark E. Schwarz, Steven J. Pully,
John P.  Murray,  Mark A.  Forman,  Mark J.  Morrison  and  Clinton  J.  Coleman
(collectively,  the  "Nominees"),  as set forth  therein,  for  election  to the
Issuer's  Board of  Directors at the Special  Meeting.  A copy of this letter is attached  hereto as Exhibit 5 and is incorporated  herein by reference.  NP also filed an amendment to its  preliminary  proxy  statement with the Securities and
Exchange Commission which, among other things, reflects such nomination.

     Item 5(a) is hereby amended and restated as follows:

     (a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 13,970,753 shares  outstanding,  which is the total number of shares of Common Stock  outstanding as of November 30, 2005, as reported in the  Issuer's  Form 10-Q filed with the  Securities  and Exchange
Commission on December 9, 2005.

     As of December 12, 2005, NP beneficially  owned 2,018,400  shares of Common
Stock,  representing  approximately  14.4% of the issued and outstanding  Common
Stock of the Issuer.

     NCM, as the general partner of NP, may also be deemed to  beneficially  own the 2,018,400 shares of Common Stock beneficially owned by NP.

     NCG, as the general partner of NCM, which in turn is the general partner of
NP, may also be deemed to beneficially  own the 2,018,400 shares of Common Stock beneficially owned by NP.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 14 of 37 Pages
---------------------                                     ----------------------

     Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general  partner of NP, may also be deemed to  beneficially own the 2,018,400 shares of Common Stock beneficially owned by NP.

     NCM, NCG and Mr.  Schwarz  disclaim  beneficial  ownership of the shares of
Common  Stock  held by NP,  except  to the  extent of their  pecuniary  interest therein.

     Currently,  JWL, Steven J. Pully, John P. Murray,  Mark A. Forman,  Mark J.
Morrison  and Clinton J.  Coleman do not  beneficially  own any shares of Common
Stock.

     Item 6 is hereby amended to add the following:

     On December 13, 2005, the Reporting Persons entered into a Joint Filing and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  against the  Issuer's  proposals  contained in its proxy statement filed with the Securities and Exchange  Commission in connection with the Prentice  Financing and for the election of the Nominees,  or any other person(s)  nominated  by NP, to the  Issuer's  Board of Directors at the Special
Meeting (the "Solicitation"), and (c) NP agreed to bear all expenses incurred in connection with the Reporting Persons'  activities,  including approved expenses incurred by any of the parties in connection with the  Solicitation,  subject to certain limitations.

     Item 7 is hereby amended to add the following exhibits:

          5.   Director  Nomination Letter to Whitehall  Jewellers,  Inc., dated
               December 13, 2005.

          6.   Joint Filing and  Solicitation  Agreement by and among  Newcastle
               Partners,  L.P.,  Newcastle Capital Management,  L.P.,  Newcastle
               Capital Group,  L.L.C.,  JWL Acquisition  Corp., Mark E. Schwarz,
               Steven J. Pully, John P. Murray, Mark A. Forman, Mark J. Morrison
               and Clinton J. Coleman, dated December 13, 2005.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 15 of 37 Pages
---------------------                                     ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: Decebmer 13, 2005              NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      JWL ACQUISITION CORP.

                                      By: /s/ John P. Murray
                                         ---------------------------------------
                                         John P. Murray, President

                                      /s/ Mark E. Schwarz
                                      -----------------------------------------
                                      MARK E. SCHWARZ

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      STEVEN J. PULLY

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 16 of 37 Pages
---------------------                                     ----------------------

                                      /s/ John P. Murray
                                      ------------------------------------------
                                      JOHN P. MURRAY

                                      /s/ Mark A. Forman
                                      ------------------------------------------
                                      MARK A. FORMAN

                                      /s/ Mark J. Morrison
                                      ------------------------------------------
                                      MARK J. MORRISON

                                      /s/ Clinton J. Coleman
                                      ------------------------------------------
                                      CLINTON J. COLEMAN

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 17 of 37 Pages
---------------------                                     ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                    Page
-------                                                                    ----

1.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,      --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C.  and Mark E.  Schwarz,  dated April 18,  2005  (previously filed).

2.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,      --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C.,  Mark E. Schwarz and Steven J. Pully,  dated July 6, 2005
     (previously filed).

3.   Letter to the  Special  Committee  of the Board of  Directors  of      --
     Whitehall  Jewellers,  Inc.,  dated October 26, 2005  (previously filed).

4.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,     --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C.,  Mark E.  Schwarz,  Steven J.  Pully and John P.  Murray,
     dated November 29, 2005 (previously filed).

5.   Director  Nomination Letter to Whitehall  Jewellers,  Inc., dated  18 to 34
     December 13, 2005.

6.   Joint Filing and  Solicitation  Agreement by and among  Newcastle  35 to 37
     Partners,  L.P.,  Newcastle Capital Management,  L.P.,  Newcastle
     Capital Group,  L.L.C.,  JWL Acquisition  Corp., Mark E. Schwarz,
     Steven J. Pully, John P. Murray, Mark A. Forman, Mark J. Morrison
     and Clinton J. Coleman, dated December 13, 2005.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 18 of 37 Pages
---------------------                                     ----------------------

                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                                Dallas, TX 75201

                                                               December 13, 2005

VIA FACSIMILE AND OVERNIGHT COURIER

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn:  Jean K. FitzSimon

     Re:  NOTICE OF INTENTION TO NOMINATE  INDIVIDUALS FOR ELECTION AS DIRECTORS
          AT THE SPECIAL MEETING OF STOCKHOLDERS  OF WHITEHALL  JEWELLERS,  INC.
          SCHEDULED FOR JANUARY 19, 2006

Dear Ms. FitzSimon:

     This  letter  shall serve to satisfy the  advance  notice  requirements  of
Article  I,  Section  1.12 of the  Second  Amended  and  Restated  By-laws  (the
"Bylaws") of Whitehall  Jewellers,  Inc.  ("Whitehall")  as to the nomination by
Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"),  of six (6)
nominees for election to the Board of  Directors  of Whitehall  (the  "Whitehall
Board") at the special  meeting of  stockholders  of  Whitehall,  scheduled  for
January  19,  2006,  relating  to a series  of  financing  transactions  between
Whitehall and investment funds managed by Prentice Capital Management,  L.P. and
Holtzman Opportunity Fund, L.P. (the "Prentice Financing"), or any other meeting of  stockholders  held in lieu  thereof,  and any  adjournments,  postponements, reschedulings or continuations thereof (the "Special Meeting").

     This letter and all Exhibits  attached hereto are collectively  referred to as the "Notice." Newcastle is the beneficial owner of 2,018,400 shares of common stock,  par value $.001 per share (the  "Common  Stock"),  of  Whitehall,  1,000 shares of which are held of record by  Newcastle.  The press  release  issued by
Whitehall on December 9, 2005 announces that the Special Meeting will be held on
January 19, 2006.  We  understand  that  positions for one (1) Class I director, three (3) Class II directors  and two (2) Class III  directors of the  Whitehall
Board will be filled at the Special  Meeting.  Through  this  Notice,  Newcastle hereby  nominates and notifies you of its intent to nominate Mark E. Schwarz (as a Class III director), Steven J. Pully (as a Class III director), John P. Murray
(as a Class II  director),  Mark A.  Forman  (as a Class II  director),  Mark J.
Morrison (as a Class II director) and Clinton J. Coleman (as a Class I director)
(collectively,  the  "Nominees")  to be  elected to the  Whitehall  Board at the
Special  Meeting.  To the extent there are in excess of six (6) vacancies on the
Whitehall  Board to be filled by election at the  Special  Meeting or  Whitehall increases the size of the  Whitehall  Board above its existing  size,  Newcastle reserves  the  right  to  nominate  additional  nominees  to be  elected  to the
Whitehall Board at the Special Meeting.  Additional nominations made pursuant to the preceding  sentence are without  prejudice to the position of Newcastle that any  attempt  to  increase  the  size  of  the  current  Whitehall  Board  or to reconstitute  or reconfigure  the classes on which the current  directors  serve

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 19 of 37 Pages
---------------------                                     ----------------------

constitutes an unlawful manipulation of Whitehall's corporate machinery. If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Special
Meeting,  or if any individual  Nominee shall be unable to serve for any reason, this  Notice  shall  continue  to be  effective  with  respect to the  remaining
Nominee(s) and as to any replacement Nominee(s) selected by Newcastle.

     The information  concerning  Newcastle and the Nominees required by Article
I, Section 1.12(e) of the Bylaws is set forth below:

     (i)     NAME  AND  ADDRESS  OF THE  STOCKHOLDER  WHO  INTENDS  TO MAKE  THE
             NOMINATION AND OF THE PERSON OR PERSONS TO BE NOMINATED:

             STOCKHOLDER MAKING NOMINATION:

             Newcastle Partners, L.P.
             300 Crescent Court, Suite 1110
             Dallas, Texas 75201

             NOMINEES:

             Name and Age             Address
             ------------             -------

             Mark E. Schwarz          c/o Newcastle Partners, L.P.
             (Age 44)                 300 Crescent Court, Suite 1110
                                      Dallas, Texas 75201

             Steven J. Pully          c/o Newcastle Partners, L.P.
             (Age 45)                 300 Crescent Court, Suite 1110
                                      Dallas, Texas 75201

             John P. Murray           c/o Newcastle Partners, L.P.
             (Age 35)                 300 Crescent Court, Suite 1110
                                      Dallas, Texas 75201

             Mark A. Forman           c/o Newcastle Partners, L.P.
             (Age 36)                 300 Crescent Court, Suite 1110
                                      Dallas, Texas 75201

             Mark J. Morrison         777 Main Street, Suite 100
             (Age 45)                 Fort Worth, Texas 76102

             Clinton J. Coleman       c/o Newcastle Partners, L.P.
             (Age 28)                 300 Crescent Court, Suite 1110
                                      Dallas, Texas 75201

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 20 of 37 Pages
---------------------                                     ----------------------

     (ii)    REPRESENTATION  THAT THE STOCKHOLDER IS A HOLDER OF RECORD OF STOCK
             OF WHITEHALL ENTITLED TO VOTE AT SUCH MEETING AND INTENDS TO APPEAR
             IN PERSON OR BY PROXY AT THE  MEETING  TO  NOMINATE  THE  PERSON OR
             PERSONS SPECIFIED IN THE NOTICE:

             Newcastle  represents that it is a holder of record of 1,000 shares of Common Stock and beneficial owner of 2,018,400 shares of Common Stock of
     Whitehall  entitled to vote at the Special Meeting and intends to appear in person or by proxy at the Special Meeting to nominate the Nominees.

     (iii)   DESCRIPTION  OF ALL  ARRANGEMENTS  OR  UNDERSTANDINGS  BETWEEN  THE
             STOCKHOLDER  MAKING THE  NOMINATION  AND EACH NOMINEE AND ANY OTHER
             PERSON OR PERSONS (NAMING SUCH PERSON OR PERSONS) PURSUANT TO WHICH
             THE NOMINATION OR NOMINATIONS ARE TO BE MADE BY THE STOCKHOLDER:

             On December 13, 2005, Newcastle, Newcastle Capital Management, L.P.
     ("Newcastle  Management"),  a Texas limited partnership,  Newcastle Capital
     Group,  L.L.C., a Texas limited  liability  company,  JWL Acquisition Corp.
     ("JWL"), a Delaware corporation,  Mark E. Schwarz, Steven J. Pully, John P.
     Murray,   Mark  A.  Forman,   Mark  J.  Morrison  and  Clinton  J.  Coleman
     (collectively,  the "Group")  entered into a Joint Filing and  Solicitation
     Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Whitehall,  (b) the parties agreed to solicit  proxies or written consents against  Whitehall's  proposals  contained in its proxy statement  filed with the Securities and Exchange  Commission in connection with the Prentice  Financing and for the election of the  Nominees,  or any other  person(s)  nominated by  Newcastle,  to the  Whitehall  Board at the
     Special Meeting (the "Solicitation"),  and (c) Newcastle agreed to bear all expenses  incurred in  connection  with the Group's  activities,  including approved  expenses  incurred by any of the parties in  connection  with the
     Solicitation, subject to certain limitations.

             Other  than  as  stated  herein,   there  are  no  arrangements  or
     understandings  between  Newcastle  and each Nominee or any other person or persons pursuant to which the nominations  described herein are to be made, other than the  consents by the Nominees to serve as directors of Whitehall if elected as such at the Special Meeting, attached hereto and incorporated herein by  reference.  Reference is made to the  Schedule  13D, as amended, filed and to be filed with the  Securities  and Exchange  Commission by the members of the Group with respect to Whitehall for  additional  information regarding the members of the Group.

     (iv)    SUCH OTHER  INFORMATION  REGARDING  EACH  NOMINEE  PROPOSED BY SUCH
             STOCKHOLDER  AS  WOULD  BE  REQUIRED  TO  BE  INCLUDED  IN A  PROXY
             STATEMENT  FILED  PURSUANT TO THE PROXY RULES OF THE SECURITIES AND
             EXCHANGE COMMISSION HAD THE NOMINEE BEEN NOMINATED,  OR INTENDED TO
             BE NOMINATED, BY THE BOARD OF DIRECTORS:

             MARK E.  SCHWARZ  is the  Chairman,  Chief  Executive  Officer  and
     Portfolio Manager of Newcastle Management,  a private investment management firm he  founded in 1993 that is the  general  partner  of  Newcastle.  Mr.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 21 of 37 Pages
---------------------                                     ----------------------

     Schwarz is  Chairman of the Board and Chief  Executive  Officer of Hallmark
     Financial  Services,  Inc.,  a property  and  casualty  insurance  company,
     Chairman  of the  Board  of  Bell  Industries,  Inc.,  a  computer  systems integrator,  Pizza Inn, Inc., a franchisor and food and supply distributor, and New Century Equity Holdings Corp., an asset management  company,  and a director of Nashua  Corporation,  a  specialty  paper,  label and  printing supplies  manufacturer,  SL  Industries,  Inc.,  a power  and data  quality products  manufacturer,  WebFinancial  Corporation,  a  specialty  bank and finance company,  and Vesta Insurance Group,  Inc., a holding company for a group of insurance companies. The principal business address of Mr. Schwarz is c/o Newcastle Capital Management,  L.P., 300 Crescent Court, Suite 1110,
     Dallas,  Texas 75201.  By virtue of his  position  with  Newcastle  Capital
     Group,  L.L.C.,  Mr.  Schwarz  has the  power  to vote and  dispose  of the
     2,018,400  shares of Common  Stock  owned by  Newcastle.  Accordingly,  Mr.
     Schwarz may be deemed to be the beneficial owner of the 2,018,400 shares of
     Common Stock owned by Newcastle.  For information  regarding  purchases and sales  during the past two years by Newcastle  of  securities  of Whitehall that may be deemed to be beneficially owned by Mr. Schwarz, see Exhibit A.

             STEVEN J.  PULLY is the  President  of  Newcastle  Management,  the
     general partner of Newcastle. Mr. Pully is also Chief Executive Officer and a director  of New  Century  Equity  Holdings  Corp.,  an asset  management company,  a director of Pizza Inn,  Inc., a franchisor  and food and supply distributor and was Chief Executive Officer of Pinnacle Frames and Accents,
     Inc.,  a private  company  engaged  in mass  production  of  picture  frame products,  from January 2003 through June 2004. Mr. Pully was a director of
     Whitehall from June 23, 2005 until his resignation on November 29, 2005. He was  nonexecutive  Chairman  of the  Board of  Whitehall  from July 5, 2005 through  November 10, 2005. Prior to joining  Newcastle  Management in late
     2001,  from May 2000 to December  2001,  he was a managing  director in the mergers and acquisitions department of Banc of America Securities, Inc. and from  January  1997 to May 2000 he was a member of the  investment  banking department  of Bear Stearns where he became a senior  managing  director in
     1999.  Prior  to  becoming  an  investment   banker,  Mr.  Pully  practiced
     securities and corporate law at the law firm of Baker & Botts. Mr. Pully is a CPA, a CFA and a member of the Texas Bar. The principal  business address of Mr. Pully is c/o Newcastle Capital Management, L.P., 300 Crescent Court,
     Suite 1110,  Dallas,  Texas 75201. Mr. Pully does not beneficially own, and has not  purchased  or sold during the past two years,  any  securities  of
     Whitehall and disclaims  beneficial ownership of the shares of Common Stock owned by Newcastle.

             JOHN  P.  MURRAY  is  the  Chief  Financial  Officer  of  Newcastle
     Management,  the general partner of Newcastle.  Prior to joining  Newcastle
     Management in January  2002,  Mr. Murray was a partner with Speer & Murray,
     Ltd.,  an  accounting  firm  specializing  in tax planning and  compliance, estate planning, asset protection and investment management. Mr. Murray was also  previously  employed  by Ernst & Young,  LLP as a member of the audit staff.  The  principal  business  address  of Mr.  Murray is c/o  Newcastle
     Capital  Management,  L.P., 300 Crescent Court, Suite 1110,  Dallas,  Texas
     75201. Mr. Murray does not beneficially  own, and has not purchased or sold

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 22 of 37 Pages
---------------------                                     ----------------------

     during  the past two years,  any  securities  of  Whitehall  and  disclaims beneficial ownership of the shares of Common Stock owned by Newcastle.

             MARK A. FORMAN is a Vice  President  of Newcastle  Management,  the
     general  partner of  Newcastle.  Prior to joining  Newcastle  Management in
     October 2004, he served as an analyst at RPM Metropolitan Partners, L.P., a private  investment  partnership,  from August 2002 to September 2004. From
     November 1998 through September 2001, he was an associate in the Investment
     Banking  Division  of ING Furman  Selz/ABN  Amro.  The  principal  business address  of Mr.  Forman is c/o  Newcastle  Capital  Management,  L.P.,  300
     Crescent  Court,  Suite 1110,  Dallas,  Texas  75201.  Mr.  Forman does not beneficially  own, and has not purchased or sold during the past two years, any  securities  of Whitehall  and  disclaims  beneficial  ownership of the shares of Common Stock owned by Newcastle.

             MARK J. MORRISON has served as Executive  Vice  President and Chief
     Financial  Officer of Hallmark  Financial  Services,  Inc.,  a property and casualty insurance holding company,  since March 2004. From January 2001 to
     March  2004,  he served as  President  of  Associates  Insurance  Group,  a subsidiary of St. Paul Travelers,  a national provider of property casualty insurance and asset  management  services.  From 1996 to 2000, he served as
     Senior Vice President and Chief Financial  Officer of Associates  Insurance
     Group, the insurance division of Associates First Capital  Corporation,  an international  provider of finance and insurance products.  Mr. Morrison is currently a director of Vesta Insurance Group,  Inc., a holding company for a group of  insurance  companies.  The  principal  business  address of Mr.
     Morrison is 777 Main  Street,  Suite 100,  Fort  Worth,  Texas  76102.  Mr.
     Morrison  does not  beneficially  own, and has not purchased or sold during the past two years, any securities of Whitehall.

             CLINTON J. COLEMAN is a Vice President of Newcastle Management, the
     general partner of Newcastle. Prior to joining Newcastle Management in June
     2005, Mr. Coleman was a portfolio analyst with Lockhart Capital Management,
     L.P., an investment partnership, from October 2003 to June 2005. From March
     2002 to October 2003, he was an associate with Hunt Investment Group, L.P., a private investment group. From June 1999 to March 2002, he was an analyst and then an  associate  with the Mergers &  Acquisitions  Group of UBS. The principal  business  address  of  Mr.  Coleman  is  c/o  Newcastle  Capital
     Management,  L.P., 300 Crescent Court, Suite 1110, Dallas, Texas 75201. Mr.
     Coleman does not beneficially own, and has not purchased or sold during the past two years,  any  securities  of  Whitehall  and  disclaims  beneficial ownership of the shares of Common Stock owned by Newcastle.

             On December 5, 2005,  JWL, a wholly-owned  subsidiary of Newcastle, commenced a tender  offer to acquire all the  outstanding  shares of Common
     Stock of Whitehall  that Newcastle does not already own for $1.20 per share in cash, subject to certain conditions (the "Newcastle Tender Offer").  The purpose of the  Newcastle  Tender  Offer is to acquire  control of, and the entire  equity  interest in,  Whitehall.  Newcastle  and JWL intend to seek maximum  representation on the Whitehall Board as soon as practicable after the successful completion of the Newcastle Tender Offer, as well as to have
     Whitehall  consummate a merger or other similar  business  combination with
     JWL  or  one  of  its  subsidiaries  upon  successful  consummation  of the
     Newcastle  Tender  Offer.  Newcastle  and JWL also  intend to seek to cause
     Whitehall to terminate registration of the shares of Common Stock under the
     Securities Exchange Act of 1934, as amended, after successful  consummation of the Newcastle Tender Offer in the event the requirements for termination of registration of the shares of Common Stock are met. Reference is made to the Schedule TO filed by Newcastle and JWL with the Securities and Exchange
     Commission  on  December  5,  2005  for  more  information  concerning  the
     Newcastle Tender Offer.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 23 of 37 Pages
---------------------                                     ----------------------

             Except as set forth in this Notice (including the Exhibits hereto),
     (i) during the past 10 years,  no Nominee has been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no
     Nominee  directly  or  indirectly   beneficially  owns  any  securities  of
     Whitehall;  (iii) no Nominee owns any  securities  of  Whitehall  which are owned of record but not beneficially; (iv) no Nominee has purchased or sold any securities of Whitehall  during the past two years;  (v) no part of the purchase price or market value of the securities of Whitehall  owned by any
     Nominee is  represented  by funds  borrowed or  otherwise  obtained for the purpose of  acquiring or holding  such  securities;  (vi) no Nominee is, or within  the  past  year  was,  a party  to any  contract,  arrangements  or understandings with any person with respect to any securities of Whitehall, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or  profits,  or the  giving or  withholding  of  proxies;  (vii) no associate of any Nominee owns  beneficially,  directly or  indirectly,  any securities of Whitehall;  (viii) no Nominee owns beneficially,  directly or indirectly,  any securities of any parent or subsidiary of Whitehall;  (ix)
     no  Nominee or any of his  associates  was a party to any  transaction,  or series of similar  transactions,  since the beginning of  Whitehall's  last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions,  to which Whitehall or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000;  and (x)
     no Nominee or any of his  associates has any  arrangement or  understanding with any person with respect to any future  employment  by Whitehall or its affiliates,  or with respect to any future  transactions to which Whitehall or any of its affiliates will or may be a party.

     (v)     CONSENT  OF EACH  NOMINEE TO SERVE AS A DIRECTOR  OF  WHITEHALL  IF
             ELECTED:

             Each of the Nominees has consented to be named as a nominee in this
     Notice,  to be named as a nominee in any proxy statement filed by Newcastle in  connection  with  the  Solicitation  and  to  serve  as a  director  of
     Whitehall, if so elected. Such consents are attached hereto as Exhibit B.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 24 of 37 Pages
---------------------                                     ----------------------

     Please address any correspondence to Newcastle Partners,  L.P.,  Attention:
Mark E. Schwarz, telephone (214) 661-7474, facsimile (214) 661-7475 (with a copy to our counsel,  Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP,  Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination of directors to the Whitehall Board are legal, valid or binding,  and
Newcastle reserves the right to challenge their validity.

                                      Very truly yours,

                                      NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 25 of 37 Pages
---------------------                                     ----------------------

                                    EXHIBIT A

                     TRANSACTIONS IN SECURITIES OF WHITEHALL
                            DURING THE PAST TWO YEARS

        Class            Quantity          Price Per        Date of
    of Security         Purchased          Unit ($)         Purchase
  ----------------  ---------------  -----------------  ---------------
                            NEWCASTLE PARTNERS, L.P.
  ----------------------------------------------------------------------
    Common Stock         77,000              7.13           07/14/04
    Common Stock         55,700              7.19           07/20/04
    Common Stock         42,700              7.25           07/21/04
    Common Stock        322,000              7.31           07/22/04
    Common Stock         17,000              7.36           07/23/04
    Common Stock         19,900              7.36           07/26/04
    Common Stock         57,900              7.36           07/28/04
    Common Stock         28,400              7.36           07/29/04
    Common Stock         49,700              7.48           08/01/04
    Common Stock          6,800              7.81           08/03/04
    Common Stock         14,100              7.80           08/04/04
    Common Stock         12,900              7.84           08/05/04
    Common Stock        174,000              7.72           08/06/04
    Common Stock         40,100              7.72           08/09/04
    Common Stock          6,000              7.86           08/11/04
    Common Stock         33,500              7.81           08/12/04
    Common Stock         12,600              7.83           08/13/04
    Common Stock            100              7.99           08/16/04
    Common Stock          2,400              7.87           08/23/04
    Common Stock            300              7.91           08/24/04
    Common Stock          2,000              7.87           08/25/04
    Common Stock          6,000              7.80           08/26/04
    Common Stock         26,900              7.65           08/27/04
    Common Stock            100              7.89           08/30/04
    Common Stock        100,000              7.98           09/07/04
    Common Stock         43,900              7.86           09/13/04
    Common Stock            400              7.90           09/15/04
    Common Stock            400              8.00           09/29/04
    Common Stock          2,600              7.96           12/28/04
    Common Stock         29,900              7.92           12/30/04
    Common Stock         12,900              7.91           01/03/05
    Common Stock          5,000              7.95           01/05/05
    Common Stock        138,900              7.92           01/06/05
    Common Stock         25,600              7.87           01/07/05
    Common Stock         34,000              7.82           01/10/05
    Common Stock          8,000              7.76           01/11/05
    Common Stock          2,000              7.60           01/12/05

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 26 of 37 Pages
---------------------                                     ----------------------

        Class            Quantity          Price Per        Date of
    of Security         Purchased          Unit ($)         Purchase
  ----------------  ---------------  -----------------  ---------------
    Common Stock          1,600              7.64           01/13/05
    Common Stock          4,000              7.67           01/18/05
    Common Stock         24,000              7.55           01/19/05
    Common Stock          2,000              7.53           01/20/05
    Common Stock          1,000              7.54           01/21/05
    Common Stock         19,500              7.40           01/24/05
    Common Stock         12,700              7.29           01/25/05
    Common Stock         17,000              7.13           01/26/05
    Common Stock        130,600              7.04           01/27/05
    Common Stock         53,500              6.97           01/28/05
    Common Stock          5,000              7.45           02/02/05
    Common Stock         15,100              7.39           02/03/05
    Common Stock            200              7.43           02/04/05
    Common Stock         10,000              7.43           02/08/05
    Common Stock          2,000              7.46           02/10/05
    Common Stock          4,200              7.37           02/11/05
    Common Stock          9,100              7.24           02/14/05
    Common Stock          4,000              7.23           02/15/05
    Common Stock         10,200              7.14           02/16/05
    Common Stock          2,000              7.11           02/17/05
    Common Stock          4,000              7.08           02/18/05
    Common Stock         10,000              6.99           02/22/05
    Common Stock            600              7.03           02/24/05
    Common Stock          2,600              7.06           02/28/05
    Common Stock         22,700              7.08           03/01/05
    Common Stock          2,100              7.06           03/02/05
    Common Stock         15,100              7.05           03/03/05
    Common Stock          5,000              7.05           03/04/05
    Common Stock            800              7.07           03/07/05
    Common Stock          8,800              7.22           03/08/05
    Common Stock          2,000              7.16           03/09/05
    Common Stock          4,800              7.19           03/14/05
    Common Stock          4,000              7.18           03/15/05
    Common Stock            500              7.18           03/16/05
    Common Stock            100              7.30           03/17/05
    Common Stock          4,400              7.25           03/18/05
    Common Stock          2,300              7.24           03/22/05
    Common Stock          8,800              7.15           03/23/05
    Common Stock          6,700              7.24           03/29/05
    Common Stock         29,600              7.13           03/30/05
    Common Stock         20,200              7.20           03/31/05
    Common Stock         11,100              7.14           04/01/05
    Common Stock          2,200              7.15           04/04/05

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 27 of 37 Pages
---------------------                                     ----------------------

        Class            Quantity          Price Per        Date of
    of Security         Purchased          Unit ($)         Purchase
  ----------------  ---------------  -----------------  ---------------
    Common Stock          6,100              7.12           04/05/05
    Common Stock          6,400              7.10           04/06/05
    Common Stock          7,200              7.08           04/07/05
    Common Stock          5,000              7.18           04/08/05
    Common Stock         23,800              7.23           04/11/05
    Common Stock          8,000              7.19           04/12/05
    Common Stock         10,000              7.11           04/13/05
    Common Stock         25,700              6.97           04/14/05
    Common Stock         18,400              6.89           04/15/05

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 28 of 37 Pages
---------------------                                     ----------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 29 of 37 Pages
---------------------                                     ----------------------

                                 MARK E. SCHWARZ
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                               December 13, 2005

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn:  Jean K. FitzSimon

Dear Ms. FitzSimon:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Newcastle  Partners,  L.P.  ("Newcastle") of its intention to nominate the undersigned as a director of Whitehall  Jewellers,
Inc.  ("Whitehall") at the special meeting of stockholders scheduled for January
19, 2006, or any other  meeting of  stockholders  held in lieu thereof,  and any
adjournments,   postponements,   reschedulings  or  continuations  thereof  (the
"Special  Meeting"),  (ii) being named as a nominee in any proxy statement filed by Newcastle in connection with the  solicitation of proxies or written consents for election of the undersigned at the Special  Meeting,  and (iii) serving as a director of Whitehall if elected at the Special Meeting.

                                        Very truly yours,

                                        /s/ Mark E. Schwarz

                                        Mark E. Schwarz

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 30 of 37 Pages
---------------------                                     ----------------------

                                 STEVEN J. PULLY
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                               December 13, 2005

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn:  Jean K. FitzSimon

Dear Ms. FitzSimon:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Newcastle  Partners,  L.P.  ("Newcastle") of its intention to nominate the undersigned as a director of Whitehall  Jewellers,
Inc.  ("Whitehall") at the special meeting of stockholders scheduled for January
19, 2006, or any other  meeting of  stockholders  held in lieu thereof,  and any
adjournments,   postponements,   reschedulings  or  continuations  thereof  (the
"Special  Meeting"),  (ii) being named as a nominee in any proxy statement filed by Newcastle in connection with the  solicitation of proxies or written consents for election of the undersigned at the Special  Meeting,  and (iii) serving as a director of Whitehall if elected at the Special Meeting.

                                        Very truly yours,

                                        /s/ Steven J. Pully

                                        Steven J. Pully

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 31 of 37 Pages
---------------------                                     ----------------------

                                 JOHN P. MURRAY
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                               December 13, 2005

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn:  Jean K. FitzSimon

Dear Ms. FitzSimon:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Newcastle  Partners,  L.P.  ("Newcastle") of its intention to nominate the undersigned as a director of Whitehall  Jewellers,
Inc.  ("Whitehall") at the special meeting of stockholders scheduled for January
19, 2006, or any other  meeting of  stockholders  held in lieu thereof,  and any
adjournments,   postponements,   reschedulings  or  continuations  thereof  (the
"Special  Meeting"),  (ii) being named as a nominee in any proxy statement filed by Newcastle in connection with the  solicitation of proxies or written consents for election of the undersigned at the Special  Meeting,  and (iii) serving as a director of Whitehall if elected at the Special Meeting.

                                        Very truly yours,

                                        /s/ John P. Murray

                                        John P. Murray

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 32 of 37 Pages
---------------------                                     ----------------------

                                 MARK A. FORMAN
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                               December 13, 2005

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn:  Jean K. FitzSimon

Dear Ms. FitzSimon:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Newcastle  Partners,  L.P.  ("Newcastle") of its intention to nominate the undersigned as a director of Whitehall  Jewellers,
Inc.  ("Whitehall") at the special meeting of stockholders scheduled for January
19, 2006, or any other  meeting of  stockholders  held in lieu thereof,  and any
adjournments,   postponements,   reschedulings  or  continuations  thereof  (the
"Special  Meeting"),  (ii) being named as a nominee in any proxy statement filed by Newcastle in connection with the  solicitation of proxies or written consents for election of the undersigned at the Special  Meeting,  and (iii) serving as a director of Whitehall if elected at the Special Meeting.

                                        Very truly yours,

                                        /s/ Mark A. Forman

                                        Mark A. Forman

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 33 of 37 Pages
---------------------                                     ----------------------

                                MARK J. MORRISON
                           777 MAIN STREET, SUITE 100
                             FORT WORTH, TEXAS 76102

                                                               December 13, 2005

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn:  Jean K. FitzSimon

Dear Ms. FitzSimon:

         You are hereby  notified  that the  undersigned  consents  to (i) being named  as  a  nominee  in  the  notice  provided  by  Newcastle  Partners,  L.P.
("Newcastle")  of its  intention  to nominate the  undersigned  as a director of
Whitehall Jewellers,  Inc.  ("Whitehall") at the special meeting of stockholders scheduled  for January 19, 2006, or any other  meeting of  stockholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any proxy statement  filed by Newcastle in connection  with the  solicitation of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii) serving as a director of Whitehall if elected at the Special
Meeting.

                                        Very truly yours,

                                        /s/ Mark J. Morrison

                                        Mark J. Morrison

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 34 of 37 Pages
---------------------                                     ----------------------

                               CLINTON J. COLEMAN
                     C/O NEWCASTLE CAPITAL MANAGEMENT, L.P.
                         300 CRESCENT COURT, SUITE 1110
                               DALLAS, TEXAS 75201

                                                               December 13, 2005

Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606
Attn:  Jean K. FitzSimon

Dear Ms. FitzSimon:

         You are hereby  notified  that the  undersigned  consents  to (i) being named  as  a  nominee  in  the  notice  provided  by  Newcastle  Partners,  L.P.
("Newcastle")  of its  intention  to nominate the  undersigned  as a director of
Whitehall Jewellers,  Inc.  ("Whitehall") at the special meeting of stockholders scheduled  for January 19, 2006, or any other  meeting of  stockholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any proxy statement  filed by Newcastle in connection  with the  solicitation of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii) serving as a director of Whitehall if elected at the Special
Meeting.

                                        Very truly yours,

                                        /s/ Clinton J. Coleman

                                        Clinton J. Coleman

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 35 of 37 Pages
---------------------                                     ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Whitehall Jewellers, Inc., a Delaware corporation ("Whitehall");

     WHEREAS, Whitehall has called a Special Meeting (defined below) and filed a proxy  statement  (the  "Management  Proxy  Statement")  with the Securities and
Exchange  Commission  relating  to a series of  financing  transactions  between
Whitehall and investment funds managed by Prentice Capital Management,  L.P. and
Holtzman Opportunity Fund, L.P. (the "Prentice Financing");

     WHEREAS,   Newcastle   Partners,   L.P.,   a  Texas   limited   partnership
("Newcastle"),  Newcastle Capital Management, L.P., a Texas limited partnership,
Newcastle  Capital  Group,  L.L.C.,  a  Texas  limited  liability  company,  JWL
Acquisition  Corp., Mark E. Schwarz,  Steven J. Pully,  John P. Murray,  Mark A.
Forman,  Mark J.  Morrison  and Clinton J.  Coleman wish to form a group for the purpose of opposing  Whitehall's  proposals  contained in the  Management  Proxy
Statement in connection with the Prentice  Financing and seeking  representation on the Board of Directors of Whitehall;

     WHEREAS,  Newcastle  intends to nominate Mark E. Schwarz,  Steven J. Pully,
John P.  Murray,  Mark A.  Forman,  Mark J.  Morrison  and Clinton J. Coleman as
nominees to be elected to the Board of  Directors  of  Whitehall  at the special meeting of  stockholders  of Whitehall  scheduled  for January 19, 2006,  or any other  meeting  of  stockholders  held in lieu  thereof,  and any  adjournments, postponements, reschedulings or continuations thereof (the "Special Meeting").

     NOW, IT IS AGREED, this 13th day of December 2005 by the parties hereto:

          1.   In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the  securities  of  Whitehall.  Each member of the
Group shall be  responsible  for the  accuracy and  completeness  of his/its own disclosure therein.

          2.   So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their purchases or sales of securities of Whitehall; or
(ii) any  securities  of  Whitehall  over  which  they  acquire  or  dispose  of beneficial  ownership.  Notice  shall be given no later than 24 hours after each such transaction.

          3.   Each of the  undersigned  agrees to  solicit  proxies  or written consents  against  Whitehall's  proposals  contained  in  the  Management  Proxy
Statement in connection with the Prentice Financing and for the election of Mark
E. Schwarz,  Steven J. Pully, John P. Murray,  Mark A. Forman,  Mark J. Morrison
and Clinton J. Coleman (the  "Nominees"),  or any other  person(s)  nominated by
Newcastle, to the Board of Directors of Whitehall at the Special Meeting.

          4.   Newcastle agrees to bear all expenses incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Special Meeting.  Notwithstanding  the foregoing,  Newcastle shall not be  required to  reimburse  any party for (i)  out-of-pocket  expenses incurred by a party in the aggregate in excess of $250 without Newcastle's prior

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 36 of 37 Pages
---------------------                                     ----------------------

written  approval;  (ii) the value of the time of any  party;  (iii)  legal fees incurred without  Newcastle's prior written  approval;  or (iv) the costs of any counsel,  other  than  Olshan,  employed  in  connection  with  any  pending  or threatened litigation without Newcastle's prior written approval.

          5.   The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell  securities  of  Whitehall,  as he/it deems  appropriate,  in his/its  sole discretion,  provided  that  all such  sales  are  made in  compliance  with all applicable securities laws.

          6.   This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same  instrument,  which may be  sufficiently  evidenced  by one counterpart.

          7.   In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

          8.   Any  party  hereto  may  terminate  his  obligations  under  this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

          9.   Each party acknowledges that Olshan shall act as counsel for both the Group and Newcastle.

---------------------                                     ----------------------
CUSIP 965 063 10 0                    13D                    Page 37 of 37 Pages
---------------------                                     ----------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                      NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      JWL ACQUISITION CORP.

                                      By: /s/ John P. Murray
                                         ---------------------------------------
                                         John P. Murray, President

                                      /s/ Mark E. Schwarz
                                      -----------------------------------------
                                      MARK E. SCHWARZ

                                      /s/ Steven J. Pully
                                      ------------------------------------------
                                      STEVEN J. PULLY

                                      /s/ John P. Murray
                                      ------------------------------------------
                                      JOHN P. MURRAY

                                      /s/ Mark A. Forman
                                      ------------------------------------------
                                      MARK A. FORMAN

                                      /s/ Mark J. Morrison
                                      ------------------------------------------
                                      MARK J. MORRISON

                                      /s/ Clinton J. Coleman
                                      ------------------------------------------
                                      CLINTON J. COLEMAN